UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)    ☒ Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☐ Form 10-Q   ☐ Form 10-D ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

urban-gro, Inc.

Full Name of Registrant:

Former Name if Applicable

1751 Panorama Point, Unit G

Address of Principal Executive Office (Street and Number)

Lafayette, CO 80026

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

urban-gro, Inc. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) in a timely manner without unreasonable effort and expense. The Company previously relied on the order (the “Order”) promulgated by the Securities and Exchange Commission on March 25, 2020 in Release No. 34-88465 relating to the Securities Exchange Act of 1934, as amended, to support the delay in the filing of the Form 10-K by May 14, 2020. On March 30, 2020, the Company filed a Current Report on Form 8-K pursuant to the Order. Due to the outbreak of the COVID-19 pandemic, the Company has had unanticipated delays in completing its financial statements and the Form 10-K due to disruptions in the Company’s day-to-day operations resulting in limited access to the Company’s facilities and limited support from its staff and professional advisors. As a result, additional time is required by the Company to compile the necessary data to furnish to its professionals to complete the Form 10-K The Company currently anticipates that it will file the Form 10-K prior to the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Bradley Nattrass	(720)	390-3880
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $8.4 million for the year ended December 31, 2019 ($0.32 per share) compared to a net loss of $3.9 million for the year ended December 31, 2018 ($0.16 per share). For the year ended December 31, 2019, the Company expects to report that $4.2 million of this loss relates to non-cash expenses compared to $1.4 million of non-cash expenses incurred in the year ended December 31, 2018.  The Company anticipates reporting that the following items, among others, contributed to the year-over-year increase in net loss:

•	$4.1 million increase in revenues, or 21% year-over-year, primarily due to increased sales volume;
•	$3.7 million increase in cost of sales, or 27% year-over-year, primarily due to an increase in sales of lower margin equipment, change in salary allocation, and an increase in payables for contractors for design services;
•	Operating expenses increased $2.5 million, or 25% year-over year; and
•	An increase in interest expense.

urban-gro, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2020	By:	/s/ Bradley Nattrass Bradley Nattrass, Chief Executive Officer

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